SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated May 2, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated May 2, 2019, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or the "Company"), in relation to IDB Development Corporation Ltd. ("IDBD") stake in Clal Insurance Enterprise Holdings Ltd. ("Clal") and the instructions given by the Capital Markets, Insurance and Savings Commission of Israel ("Commissioner") to the trustee to continue working on the sale scheme of 5% of the shares of Clal Insurance Enterprises, before May 4, 2019, reports the following information:

On May 2, 2019, IDBD has entered into sale agreements with two unrelated third parties (the “Buyers”), according to which each of the Buyers will acquire shares of Clal which constitute approximately 4.99% of its issued capital, in consideration of a cash payment of NIS 47.7 per share. Additionally, each of the Buyers was given an option to acquire additional shares of Clal for approximately 3% of its issued capital, for a period of 120 days, subject to the receipt of a holding permit, at a price of NIS 50 per share. IDBD also engaged, on May 2, 2019, in an agreement with a third unrelated buyer (the “Additional Buyer”), according to which the Additional Buyer will receive an option, valid for a period of 50 days, to acquire shares of Clal representative of approximately 4.99% of its issued capital (and no less than 3% of its issued capital), in consideration of NIS 47.7 per share. Subject to the exercise of the option by the Additional Buyer, the price will be paid by the Additional Buyer 10% in cash and the remainder will be paid through a loan which will be provided to the Additional Buyer by IDBD and/or by a related entity thereof and/or by a banking corporation and/or financial institution, under conditions which were agreed upon.

The Agreements include, inter alia, an undertaking by the Buyers and the Additional Buyer not to sell the acquired shares during agreed-upon periods. It is hereby clarified that each of the Buyers, and the Additional Buyer, have declared and undertaken towards IDBD that no arrangements or understandings exist between them and the other buyers and/or the Additional Buyer (as applicable) regarding the joint holding of the shares of Clal which form the subject of the Agreements.

The total scope of the shares of Clal which may be acquired by the aforementioned three buyers, insofar as the three agreements will be completed, and the options thereunder exercised, amounts to approximately 18% of the issued capital of Clal Insurance Enterprises.

The Company’s engagement in the aforementioned agreements has been approved by IDBD's Board of Directors.

Regarding swap transactions which were executed by IDBD with respect to shares of Clal, IDBD has requested the Commissioner to provide his consent for the update of the terms, in a manner which will allow the execution of the sale of shares of Clal which forms the subject of the swap transactions through over the counter transactions, to a particular buyer (instead of sale through distribution of the shares), and which will also allow IDBD to instruct the financial entities through which the swap transactions were executed to execute the sales to the Buyers and to the Additional Buyer.

Regarding the administrative petition which was filed by the Trustee for the debentures (Series I) with the District Court of Jerusalem (the “Court”), against the Commissioner, the Trustee and IDBD, in which the Court was requested, inter alia, to order the Commissioner and the Trustee to suspend the sale of shares of Clal, IDBD hereby clarifies that insofar as the requested interim injunction is not issued, it intends to comply with the Commissioner’s instruction through the shares of Clal which are held by the Trustee; and insofar as the Court accepts the motion for an Interim Injunction, and suspends the sale which forms the subject of the Trustee’s instruction, the Company will work to advance to an earlier date the termination of the swap transactions, in order to execute them in accordance with the Agreements.

It is hereby clarified that the completion and execution of the Agreements are subject to the fulfillment of suspensory conditions, including the Commissioner’s agreement, as specified above, and there is no certainty that such agreement will be given in general, or within the timetable specified in the Commissioner’s instruction.

As of today's date, IDBD's holding in Clal Insurance Enterprises amounts to 25.3% of its share capital (approximately 20.3% through a trustee) and the company owns an additional 28.9% through swap transactions.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: May 2, 2019